Advisors Series Trust
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, California 91741

December 9, 2021

Ms. Christine DiAngelo Fettig
Ms. Samantha Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisors Series Trust (the “Trust”)
File No.: 333-260977
Scharf Alpha Opportunity Fund (“Acquired Fund”)
Scharf Multi-Asset Opportunity Fund (“Acquiring Fund” and together with the Acquired Fund, the “Funds”)

Dear Ms. DiAngelo Fettig and Ms. Brutlag:

This correspondence is being filed in response to the accounting comments provided via telephone conference by Ms. DiAngelo Fettig to Elaine Richards and Cheryl King of U.S. Bank Global Fund Services, on November 29, 2021, and the legal comments provided by Ms. Brutlag on December 7, 2021 to Scott Resnick in connection with the SEC Staff’s review of the Trust’s Registration Statement filed on Form N14 (the “Registration Statement”). The Registration Statement was filed on November 10, 2021 (SEC Accession No. 0000894189-21-007947). The purpose of the Registration Statement is to provide shareholders with disclosure required under Form N14 regarding the reorganization of the Acquired Fund’s assets into the Acquiring Fund. The Trust filed a Delaying Amendment on November 30, 2021, for the purpose of delaying the effectiveness of the Registration Statement until such time it will then file an amendment to the Registration Statement to (1) reflect the revisions discussed herein in response to your comments; (2) make certain non-material changes as appropriate, and (3) file any outstanding exhibits to the Registration Statement.

For your convenience, each comment has been reproduced below with a response following the comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

Accounting Comments

Comment 1.    Please file a Delaying Amendment (DEL AM) to extend the effectiveness of the Registration Statement.

Response: The Trust filed a Delaying Amendment (DEL AM) on November 30, 2021 (Accession Number 0000894189-21-008393).

Comment 2.    Please update the financial information provided from the semi-annual period of March 31, 2021, to the annual period as of September 30, 2021, where applicable, throughout the Registration Statement.

Response: The Trust has made the requested changes throughout the Registration Statement.

Comment 3.    Please file Form N-CSR with updated information as of September 30, 2021 prior to filing the amendment to the Registration Statement to incorporate the N-CSR by reference.

Response: The Trust confirms that it has filed the Funds’ Form N-CSR on December 2, 2021 with the SEC (Accession Number 0000898531-21-000522).

Comment 4.    In the Shareholder Letter, please add disclosure that the Adviser will pay for the cost of the Reorganization whether or not it is consummated.

Response: The Trust has added the requested disclosure, where applicable, throughout the Registration Statement, including in the Shareholder Letter.

Comment 5.    On the page prior to the table of contents, please revise the second bullet point to include the incorporation by reference of the September 30, 2021 audited financial statements.

Response: The Trust has made the requested change.

Comment 6.    On page 2, please update the relevant information provided in the comparison table as of September 30, 2021.

Response: The Trust has made the requested change.

Comment 7.    As the Acquired Fund does not have an operational Institutional Class, please remove all references to the Institutional Class throughout the Registration Statement.

Response: The Trust has removed all references to the Acquired Fund’s Institutional Class except with reference to the Acquiring Fund’s capitalization.

Comment 8.    In the section titled, “Repositioning of the Acquired Fund’s Portfolio Assets” on page 7, please quantify what percentage of the portfolio is currently represented by the short position. Additionally, please disclose that the Adviser will pay all of the costs of repositioning the portfolio.

Response: The Trust responds by revising the disclosure as requested.

Comment 9.    In the Fees and Expenses Table on page 11, please

(a)    update the table to include information as of September 30, 2021;
(b)    add the Shareholder Fees portion of the table to include the redemption fees;
(c)    reformat the table to conform “Other Expenses” to Instruction 3.c.iii. of Item 3 of Form N-1A.
(d)    include total lines when summing amounts in the table.

Response: The Trust has updated the information accordingly.

Comment 10.    Please confirm supplementally that expenses subject to recapture in the Acquired Fund will not be carried over to the Acquiring Fund.

Response: The Trust confirms that the expenses available for recoupment by the Acquired Fund will not be carried to the Acquiring Fund.

Comment 11.    In the Expense Example on page 12, please include the prescribed “Expense Example” paragraph and include how long the waiver was factored in.

Response: The Trust has made the requested change.

Comment 12.    Please update the portfolio turnover rate on page 12, to reflect the percentage as of September 30, 2021.

Response: The Trust responds by updating the “Portfolio Turnover” information.

Comment 13.    Please update the bar charts to reflect the same share class for each Fund.

Response: The Trust has updated the bar charts accordingly.

Comment 14.    On page 14, in the section titled, “Federal Income Tax Consequences of the Reorganization,” please revise the language to read “will qualify” instead of “should qualify” in the first sentence that reads, “As a non-waivable condition to the Reorganization, the Trust, on behalf of each Fund, will have received an opinion of counsel to the effect that the Reorganization should qualify as a tax-free reorganization for federal income tax purposes within the meaning of Section 368(a) of the Code.”

Response: The Trust has made the requested change.

Comment 15.    In disclosing that the expenses are the same in the third paragraph of the section, “Reasons for the Reorganization,” on page 15, please clarify whether the expenses are net vs gross.

Response: The Trust responds by revising the last sentence of the referenced paragraph to clarify that the net expenses are the same between the Acquiring Fund and the pro forma of the combined Acquiring Fund after the reorganization.

Comment 16.    On page 18, please add disclosure explaining that the Adviser will cover the cost of the reorganization whether or not the transaction is consummated.

Response: The Trust has added the appropriate disclosure and confirms that the Adviser is covering the cost of the reorganization.

Comment 17.    In the Capitalization Table, please add an “Adjustments” column per share as well disclosing the totals of the Fund Assets and Shares Outstanding. Additionally, for completeness, please retain the Acquiring Fund’s Institutional Class references in the table.

Response: The Trust responds by making the requested adjustment.

Comment 18.    Please ensure that the description of Operating Expenses Limitation Agreement on page 19 in the section titled, “Investment Advisory Agreement,” is consistent with the earlier disclosure. Please also ensure that the language regarding recapturing of the waived expenses is consistent with earlier disclosure.

Response: The Trust has reconciled the disclosure related to the operating expenses limitation agreement.

Comment 19.    In the section titled, “Experts” on page 23, please update the reference to September 30, 2021.

Response: The Trust responds by updating the disclosure accordingly.

Comment 20.    In Section 8.2 on page 11 of the “Agreement and Plan of Reorganization,” please update to explain that the Adviser will pay for repositioning costs and for costs associated with the Reorganization regardless of whether or not it is consummated.

Response: The Trust has added the requested disclosure.

Comment 21.    Please update the “Financial Highlights” on page D-1 with the September 30, 2021 information. Please revise the sentence stating that it is “anticipated” that the Acquiring Fund will be the accounting survivor so that it states affirmatively that the Acquiring Fund will be the accounting survivor.

Response: The Trust has made the requested changes.

Comment 22.    On page 1 of the Statement of Additional Information (“SAI”), please update the table of contents with the September 30, 2021 financial statements.

Response: The Trust has updated the Table of Contents.

Comment 23.    Please replace the pro forma financial information on page 2 of the SAI with supplemental financial information, fee tables, narrative disclosure of accounting processes, repositioning of portfolio securities, and a pro forma schedule of investments in accordance with Reg S-X, 6-11(d).

Response: The Trust has made the request change in accordance with Reg S-X, 6-11(d).

Legal Comments

Comment 1.    Please explain to the Staff why the shareholders are not required to vote to approve the reorganization at a shareholder meeting.

Response: The Trust notes that shareholder approval is not required for the proposed reorganization because the Acquired Fund and Acquiring fund are affiliated entities that share the same investment adviser (including having the same investment advisory agreement) and board of trustees; both Funds have the same fundamental investment policies; both funds have the same Rule 12b-1 plan and are subject to the same terms under the Rule 12b-1 Plan, and therefore meet the requirements of Rule 17a-8 under the 1940 Act.

    Additionally the Funds’ board of trustees has determined that the proposed reorganization is in the best interest of shareholders and has evaluated all relevant information to make such a determination.

Comment 2.    In the section titled “Comparison of the Funds’ Principal Investment Strategies and Processes,” please include a narrative comparison of each Fund’s fundamental investment policies.

Response: The Trust has added the requested disclosure.

Comment 3.    Please revise the legal opinion on the validity of shares to be issued to be consistent with the requirements of Staff Legal Bulletin 19 (SLB19). Please strike all disclaimers regarding counsel’s limitations on its qualifications to opine on Delaware law.

Response: The Trust has provided a revised opinion and consent of counsel regarding the validity of shares to be issued.

Comment 4.    With respect to footnote 2 to Funds’ Fees and Expenses on page 11 please explain what will happen to the recoupment after the merger. If there is carryover, the Staff may have additional comments.

Response: The Trust has clarified this footnote to explain that after the reorganization, the Acquiring Fund will not be able to recoup fees waived by the Acquired Fund.

If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (626) 914-7363 or at elaine.richards@usbank.com.

Very truly yours,

/s/ Elaine E. Richards

Elaine E. Richards
Secretary
Advisors Series Trust